

SECURI[TIES AND EXCHANGE COMMI]SSION

07003246

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CAPITAL BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

539 GRAMMERCY DRIVE
(No. and Street)

MARIETTA	GEORGIA	30068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYNN BLAKE — 770-527-3841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

APOGEE CPA SERVICES, LLC
(Name – *if individual, state last, first, middle name*)

3300 CUMBERLAND BOULEVARD, SUITE 300	ATLANTA	GEORGIA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(b)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
CURRENT ASSETS		
Cash	$	208
Due from related corporation		493,540
Benefit from net operating loss		54
Deposit		25,000
		518,802
PROPERTY, PLANT & EQUIPMENT		
Equipment		17,467
Furniture and fixtures		18,102
		35,569
Accumulated depreciation		(35,569)
		0
	$	518,802

LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	5,044
Excess of fees over bank balance		99
Fees payable		5,000
		10,143
STOCKHOLDER'S EQUITY		
Common stock, no-par value, 1,000 shares authorized, 100 shares issued and outstanding		500
Additional paid-in capital		15,500
Retained earnings		492,659
		508,659
	$	518,802

See auditor's report.

(c)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF INCOME
For the year ended December 31, 2006

REVENUE	
Commission income	$ 9,651
EXPENSE	
Bank charges	77
Commissions	2,472
Dues and subscriptions	825
Exchange fees	150
Interest expense	142
Online fees	345
Miscellaneous	1,086
Postage	63
Professional fees	4,764
Total expenses	9,924
Net income (loss) before taxes	(273)
INCOME TAX EXPENSE (BENEFIT)	
Federal	(39)
State	(15)
	(54)
Net Income (Loss)	$ (219)

See auditor's report.

(d)

SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2006

NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 9,651
Cash paid to representatives and suppliers	(14,376)
Income taxes	(1,789)
Net cash provided by operating activities	(6,514)
NET CASH FLOWS FROM FINANCING ACTIVITIES:	
Net disbursements to related party	(6,539)
Net cash (used in) financing activities	(6,539)
Net decrease in cash	(13,053)
Cash, beginning	13,261
Cash, ending	$ 208

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ (219)
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in accounts payable	(4,452)
Decrease in income taxes payable	(1,843)
Total adjustments	(6,295)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ (6,514)

See auditor's report.

(e)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings
Balance at January 1, 2006	$ 500	$ 15,500	$ 492,878
Net income (loss)	- -	- -	(219)
Balance at December 31, 2006	$ 500	$ 15,500	$ 492,659

See auditor's report.

(f)

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
For the year ended December 31, 2006

Subordinated liabilities at December 31, 2005	$ - -
Payment of subordinated liability	- -
Subordinated liabilities at December 31, 2006	$ - -

See auditor's report.

(g)
SCHEDULE I

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
See Auditor's Report

NET CAPITAL	
Total stockholder's equity	$ 508,659
Total stockholder's equity qualified for net capital	508,659
Deduct: Non-allowable assets	493,540
Net capital before haircuts on securities positions	15,119
Haircuts on securities	
C. Trading and investment securities:	
4. Other securities	- -
Net capital	$ 15,119
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	$ 10,143
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate Indebtedness)	$ 4,976
Minimum net capital required	$ 5,000
Excess net capital	$ 10,119
Excess net capital at 1000%	$ 14,105
Ratio: Aggregate indebtedness to net capital	0.67 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION in Part II of Form X-17A-5 as of December 31, 2006	
Net capital, as reported in Company's Part II FOCUS report	$ 15,066
Net audit adjustments	53
Net capital from above	$ 15,119

(h)
SCHEDULE II

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2006.

(i)

SCHEDULE III

SECURITY CAPITAL BROKERAGE, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2006.

(j)
SCHEDULE I (cont'd)

SECURITY CAPITAL BROKERAGE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2006.

(k)

SECURITY CAPITAL BROKERAGE, INC.
RECONCILIATION OF AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITIONS WITH RESPECT TO CONSOLIDATION
December 31, 2006
See Auditor's Report

An adjustment was made to adjust for the prior year's tax provision for income taxes of $54 and a rounding adjustment of $1 during our audit for the year ended December 31, 2006.

OATH OR AFFIRMATION

I, LYNN BLAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CAPITAL BROKERAGE, INC., as of FEBRUARY 19TH, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KRISTINA A. RENTZ
MY COMMISSION EXPIRES
DEC
6
2010
CHEROKEE COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(m)

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
Security Capital Brokerage, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by the rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Security Capital Brokerage, Inc. that we consider relevant to the objectives stated in rule 17a-5(g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination counts, verifications and comparisons, and the recordation of differences required by rule 17a-13,(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices described in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures to the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above stated objectives. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 (cont'd)

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate.

For all of the internal control structure categories listed above, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk.

A material weakness is a reportable condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and this study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purposes.



February 19, 2007

(n)

SECURITY CAPITAL BROKERAGE, INC.
SCHEDULE OF MATERIAL INADEQUACIES FOUND SINCE DATE OF PREVIOUS AUDIT
December 31, 2006
See Auditor's Report

There were no applicable items noted during our audit for the year ended December 31, 2006.

END